UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On June 1, 2025, Wellchange Holdings Company Limited (the “Company”) adopted the 2025 Equity Incentive Plan (the “2025 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares authorized for issuance under the 2025 Equity Incentive Plan was 7,000,000.

On June 23, 2025, the Compensation Committee and the Board of Directors of the Company approved the issuance of 5,000,000 ordinary shares to Mr. Shek Kin Pong, the Chief Executive Officer and Chairman of the Board, as compensation for his continued service to the Company. The 5,000,000 ordinary shares granted to Mr. Shek Kin Pong are subject to a lock-up period of three years from the date of grant, which are immediately vested upon acceptance.

The foregoing ordinary shares were issued pursuant to the 2025 Incentive Plan and in accordance with the registration statement on Form S-8 (Registration No. 333-287845).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: June 25, 2025	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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